Public Service Company of New Mexico

414 Silver Avenue SW

Albuquerque, New Mexico 87102

November 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Arthur C. Sandel, Office of Structured Finance

Benjamin Meeks, Office of Structured Finance

RE:	Public Service Company of New Mexico

PNM Energy Transition Bond Company I, LLC

Registration Statement on Form SF-1 - File Nos. 333-274433 and 333-274433-01

Dear Mr. Sandel and Mr. Meeks,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Public Service Company of New Mexico and PNM Energy Transition Bond Company I, LLC hereby request that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 10:00 a.m. Eastern Time on November 6, 2023, or as soon as practicable thereafter.

Please call or email Eric Koontz of Troutman Pepper Hamilton Sanders LLP at (404) 885-3309 or eric.koontz@troutman.com as soon as the Registration Statement has been declared effective.

Yours very truly,

PUBLIC SERVICE COMPANY OF NEW MEXICO

By:	/s/ Joseph D. Tarry
Name:	Joseph D. Tarry
Title:	President and Chief Executive Officer

PNM ENERGY TRANSITION BOND COMPANY I, LLC

By:	/s/ Elisabeth A. Eden
Name:	Elisabeth A. Eden
Title:	Manager, President and Treasurer